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                                                                    EXHIBIT 99.1

                   [LETTERHEAD OF H. F. AHMANSON & COMPANY]

                               February 17, 1997

Board of Directors
  of Great Western Financial Corporation
c/o Mr. John F. Maher
President & Chief Executive Officer
Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth, CA 91311

Dear John:

     H. F. Ahmanson & Company and Great Western Financial Corporation have an historic opportunity to combine our organizations and provide our respective shareholders, customers and communities with extraordinary and unparalleled benefits. The forces reshaping the financial services landscape demand that we act now on this opportunity.

     Accordingly, we propose a merger transaction between Ahmanson and Great Western which will create one of the nation's leading, largest and most competitive financial institutions, well-positioned to meet the needs of our customers and to achieve greater profitability than either organization would be able to realize on its own. As you know, securities analysts and investors have publicly recognized the compelling logic of a combination of our companies. Together, we will also be able to capitalize on our rich heritage of service to our communities and customers, and help solidify Los Angeles' standing as one of the world's leading financial centers. The transaction we propose is a win for our respective shareholders, a win for our customers, a win for our organizations, and a win for the Los Angeles community.

     Under the terms of our proposal, each share of Great Western would be converted into 1.05 shares of Ahmanson. Based on the closing price for Ahmanson stock on February 14, 1997, this exchange ratio would produce a value of $42.53 for each Great Western share. That value represents a 24.2% initial premium over Great Western's current market price and a multiple of 2.7 times Great Western's tangible book value as of December 31, 1996. The transaction would be tax-free to Great Western's shareholders and would be accounted for as a purchase.

     Moreover, the initial premium for Great Western's shareholders represents only a portion of the extraordinary value that they will receive. A combination of Ahmanson

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and Great Western would produce far greater earnings than the sum of the two companies' earnings if they remain separate. Without even considering potential revenue enhancements, cost savings alone should produce over $400 million in incremental pre-tax earnings per year. Ahmanson's earnings momentum should further enhance the future profitability of the combined company. Great Western's shareholders, who would own almost 60% of the combined company, would gain the benefit of these higher earnings. In short, no other transaction could produce so much value for both of our shareholders because of our shared geographic, strategic, product and operational focus.

    We and our financial advisors, Credit Suisse First Boston Corporation and Montgomery Securities, are confident that the market will evaluate the transaction on a cash earnings per share basis. The market has fully accepted Wells Fargo's use of cash earnings per share as the proper standard for evaluating its merger with First Interstate, and a number of major bank holding companies now provide cash earnings per share information to investors. As you know, there is no true economic difference created by accounting for a transaction as a purchase or a pooling, and a purchase affords considerably greater flexibility in terms of future capital management. (For example, we could increase our dividend or use the cash to repurchase additional shares.) We believe that the proposed merger will be accretive to cash earnings per share by approximately 15% in 1998 and 26% in 1999, and that even on a reported earnings per share basis, the merger will be accretive by about 9% in 1999.

    We also believe that a merger of our two companies presents a unique opportunity because of our compatible business strategies. A strategic business combination of Ahmanson and Great Western will both facilitate the implementation of our strategy and accelerate the returns which that strategy can produce.

    The strategy business combination we propose also offers unique value for our communities. As a major banking institution headquartered in Los Angeles County, we can bring enormous benefits to our home market in terms of jobs, community programs, capital investment, civic participation and overall prestige and economic well-being. Los Angeles' standing as a financial center has been jeopardized by the recent acquisitions of its two largest banks; by combining, we can fill that void. Conversely, if either or both our institutions sold to an out-of-state acquiror, it is likely to have a significantly adverse impact on the Los Angeles area.

    The strategic combination of our two companies would position us to achieve enhanced service to all our communities. As you know, Ahmanson has achieved an "Outstanding" CRA rating, and we are committed to strive to achieve that rating for the combined organization. Our combined companies will be able to develop new and expanded programs so that our communities will participate in the benefits of our combination.

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[LOGO OF H. F. AHMANSON & COMPANY]

     By combining our companies, we will be far better positioned to provide enhanced services to our existing and potential customers. We will have the resources, the customer base and expertise to participate fully in the technological revolution which is reshaping the financial services industry. We will be better able to reposition our company to offer a more complete range of financial services. As one of the leading financial institutions in the country, we will be able to offer enhanced career opportunities for our employees. At the same time, an objective of the highest priority will be sensitivity to and an effort to minimize employee dislocation. We will immediately curtail new hiring in order to maximize the number of positions available for existing employees of both of our companies. We hope that you will take a similar action. We would then seek to work with you to develop further programs to combine our organizations in a manner that is as seamless and minimally disruptive as possible to employees.

     We would hope that our proposed merger would bring together the very best of our cultures, our people and our programs. In that connection, we would hope that a number of your directors will serve on the board of the combined company and that certain of your executives would continue to serve on our combined management team.

     We are convinced that the proposed transaction will obtain expeditious regulatory approval. The combined institution will be financially sound, a stronger competitor and fully committed to serve its communities.

     In closing, I want to emphasize how enthusiastic the entire Board of Ahmanson and I are about this proposal to combine Ahmanson and Great Western. We have a unique and compelling opportunity to advance the best interests of our shareholders, employees, communities and customers. Given the changing financial services environment, we all know time is of the essence for both our companies. We urge you and your Board to work with us to achieve that result.

                                       Very truly yours,

                                       H. F. Ahmanson & Company

                                       By:  /s/ CHARLES R. RINEHART
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                                                Charles R. Rinehart
                                                Chairman of the Board
                                                & Chief Executive Officer

cc:  James F. Montgomery

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